

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

File No.82-34675

Our Ref : BS(2003)217(JY)



11th June, 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No.82-34675

We enclose an announcement issued by BOC Hong Kong (Holdings) Limited in Hong Kong and dated 10th June, 2003 for your attention.

Please note that the above document is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

..../page 2



Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited



Jason C.W. Yeung
Company Secretary

Encl.

香港花園道一號五十二樓 電話 Tel: (852) 2846 2700

File No. 82-34675

SCMP 11/06/2003

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(the "Company")

ANNOUNCEMENT

The Company has just received confirmation from Bank of China in Beijing that the latter had on 7 June 2003 been informed by the State Authorities in Beijing that Mr. Liu Jinbao has become the subject of a formal investigation. The Company has also been informed by Bank of China that to the best of the knowledge of their senior management, no investigations by the State Authorities regarding Mr. Liu began until sometime after his transfer back to Beijing and that the investigations by the State Authorities are at present restricted to loans made through the Shanghai Branch of Bank of China. Bank of China is providing the fullest possible assistance to the authorities concerned in these investigations. As stated in the Company's last announcement of 6 June 2003, the Company has noted the recent investigations by Hong Kong authorities regarding Mr. Chau Ching-ngai and his affiliates and will ensure that it will fully co-operate with the relevant authorities in their investigations. The Company is not aware that BOCHK itself is under investigation.

The Company wishes to re-iterate the announcement made on 6 June 2003, that the Audit Committee of the Board has reviewed the approval process of BOCHK in relation to the New Nongkai Loan and has noted that the New Nongkai Loan was processed in the normal manner, namely, that it was approved by the Credit Committee of BOCHK in accordance with the internal credit risk management policies and procedures of BOCHK.

To ensure the continuing integrity of the credit approval, risk management and internal control processes of the Company, the Board has resolved to set up a special committee comprising Mr. Anthony Neoh SC, the senior advisor to the Board, Mr. Weijian Shan and Mr. Victor Fung, both Independent Non-executive Directors, to undertake a comprehensive review of the credit approval process and risk management and internal control mechanism of BOCHK. Mr. Neoh will be the convenor of the special committee. The special committee's terms of reference will be drafted in consultation with the HKMA and the special committee will be authorised to engage external advisers and auditors to assist them in the conduct of their review.

This announcement is made by the Company pursuant to paragraph 2 of the Listing Agreement.

Reference is made to the press announcement of the Company dated 6 June 2003 (the "Announcement") and a press statement made by Bank of China on the same date. Terms used herein shall have the same meanings as those defined in the Announcement, unless otherwise defined herein.

The Board wishes to make a further announcement for the information of shareholders and potential investors.

1. The Company has just received confirmation from Bank of China in Beijing that the latter had on 7 June 2003 been informed by the State Authorities in Beijing that Mr. Liu Jinbao has become the subject of a formal investigation. The Company has also been informed by Bank of China that to the best of the knowledge of their senior management, no investigations by the State Authorities regarding Mr. Liu began until sometime after his transfer back to Beijing and that the investigations by the State Authorities are at present restricted to loans made through the Shanghai Branch of Bank of China. Bank of China is providing the fullest possible assistance to the authorities concerned in these investigations. As stated in the Company's last announcement of 6 June 2003, the Company has noted the recent investigations by Hong Kong authorities regarding Mr. Chau Ching-ngai and his affiliates and will ensure that it will fully co-operate with the relevant authorities in their investigations. The Company is not aware that BOCHK itself is under investigation.

2. The Audit Committee of the Board has reviewed the approval process of BOCHK in relation to the New Nongkai Loan and has noted that the New Nongkai Loan was processed in the normal manner, namely, that it was approved by the Credit Committee of BOCHK in accordance with the internal credit risk management policies and procedures of BOCHK. Based on information available so far, the Company believes that the New Nongkai Loan shall not have material adverse impact on the financial position of the Group as a whole.

3. To ensure the continuing integrity of the credit approval, risk management and internal control processes of the Company, the Board has resolved to set up a special committee comprising Mr. Anthony Neoh SC, the senior advisor to the Board, Mr. Weijian Shan and Mr. Victor Fung, both Independent Non-executive Directors, to undertake a comprehensive review of the credit approval process and risk management and internal control mechanism of BOCHK. Mr. Neoh will be the convenor of the special committee. At or about the same time, the Hong Kong Monetary Authority (the "HKMA") has also requested for a similar review to be conducted by BOCHK under section 59 of the Banking Ordinance, which the Company fully supports. The special committee, in consultation with the HKMA, is authorised to engage external advisers and auditors to assist them in the conduct of their review and will have access to all the records of BOCHK and will receive the fullest cooperation from the management. The HKMA will be consulted on the scope of the review and terms of reference of the special committee. It is expected that the review will include, among other things, special audits of loan files of individual loan transactions which, by virtue of the loan size or other relevant circumstances, the special committee and the HKMA deem appropriate. The report on the review will be submitted to the Board through the Audit Committee and the Company will cause the report to be submitted to the HKMA.

Save as disclosed above, the Board is not presently aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, or which is or may be of a price-sensitive nature.

By Order of the Board
Jason C. W. Yeung
Company Secretary

Hong Kong, 10 June 2003